UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 31, 2018

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 31 October 2018 – On 10 August 2018, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No. 596/2014 of the European Parliament and Council of 16 April 2014 (MAR), also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 14 billion to be executed during a 12-month period beginning 1 February 2018.

Under the programme initiated 10 August 2018, Novo Nordisk will repurchase B shares for an amount up to DKK 2.4 billion in the period from 13 August 2018 to 30 October 2018. The programme is now concluded.

Since the announcement as of 22 October 2018, the following transactions have been made under the programme:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	7,023,000		2,117,866,103
22 October 2018	140,000	280.79	39,311,144
23 October 2018	140,000	275.87	38,621,146
24 October 2018	145,000	279.51	40,529,377
25 October 2018	150,000	274.44	41,165,423
26 October 2018	145,000	274.75	39,838,394
29 October 2018	150,000	280.63	42,094,649
30 October 2018	145,500	278.80	40,565,578
Accumulated under the programme	8,038,500		2,399,991,814

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 44,734,738 B shares of DKK 0.20, corresponding to 1.8% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,450,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 14 billion during a 12-month period beginning 1 February 2018. As of 30 October 2018, Novo Nordisk has since 1 February 2018 repurchased a total of 34,785,579 B shares at an average share price of DKK 303.15 per B share equal to a transaction value of DKK 10,545,241,539.

Novo Nordisk is a global healthcare company with 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 43,100 people in 79 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 82 / 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 31, 2018	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer